Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

FEBRUARY 28, 2023 AND 2022

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GoldMining Inc.

Condensed Consolidated Interim Statements of Financial Position

As at February 28, 2023 and November 30, 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at February 28,	As at November 30,
	Notes	2023	2022
		($)	($)
Assets
Current assets
Cash and cash equivalents	6	7,618	8,325
Other receivables		433	374
Prepaid expenses and deposits		679	475
Short-term investment		20	24
		8,750	9,198
Non-current assets
Reclamation deposits	8	524	524
Land, property and equipment	4	1,806	1,826
Exploration and evaluation assets	5	57,738	56,788
Investment in joint venture		1,163	1,154
Long-term investments	3	67,039	77,839
		137,020	147,329

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,760	1,721
Due to joint venture		28	28
Due to related parties	11	29	170
Lease liabilities		92	90
Withholding taxes payable		159	156
Margin loan payable	7	6,594	8,824
		8,662	10,989
Non-Current Liabilities
Lease liabilities		138	162
Rehabilitation provisions	8	788	791
Deferred tax liability		437	296
		10,025	12,238

Equity
Issued capital	9	158,888	150,879
Reserves	9	12,628	11,930
Retained earnings		21,872	27,984
Accumulated other comprehensive loss		(66,393)	(55,702)
		126,995	135,091
		137,020	147,329

Commitments (Note 13)

Approved and authorized for issue by the Board of Directors on April 12, 2023.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months
		ended February 28,
	Notes	2023	2022
		($)	($)
Expenses
Consulting fees		73	60
Depreciation	4	44	51
Directors' fees, salaries and benefits	11	409	267
Exploration expenses	5	599	347
General and administrative		1,678	1,368
Professional fees		1,190	542
Share-based compensation	9	875	683
Share of loss on investment in joint venture		-	3
Recovery on grant of mineral property option	5	(1,134)	-
		3,734	3,321
Operating loss		(3,734)	(3,321)

Other items
Dividend income		287	-
Unrealized loss on long-term investments	3	(25)	-
Loss on modification of margin loan	7	(130)	-
Interest income		86	4
Accretion of rehabilitation provisions	8	(9)	(2)
Financing costs	7	(514)	(393)
Net foreign exchange loss (gain)		(95)	32
Net loss for the period before taxes		(4,134)	(3,680)
Deferred income tax recovery (expense)		(1,978)	606
Net loss for the period		(6,112)	(3,074)

Other comprehensive loss
Items that will not be subsequently reclassified to net income or loss:
Unrealized income (loss) on short-term investments		(4)	6
Unrealized loss on long-term investments	3	(13,290)	(25,902)
Deferred tax recovery on long-term investments	3	1,797	3,497
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		806	759
Total comprehensive loss for the period		(16,803)	(24,714)

Net loss per share, basic and diluted		(0.04)	(0.02)

Weighted average number of shares outstanding, basic and diluted		166,883,940	150,342,635

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

						Accumulated
						Other
		Number of	Issued		Retained	Comprehensive
	Notes	Shares	Capital	Reserves	Earnings	Loss	Total
			($)	($)	($)	($)	($)
Balance at November 30, 2021		150,242,110	131,082	10,107	41,184	(6,669)	175,704
Options exercised	9	192,751	410	(116)	-	-	294
Restricted share rights vested	9	12,500	23	(23)	-	-	-
Share-based compensation	9	-	-	683	-	-	683
Other comprehensive loss		-	-	-	-	(21,640)	(21,640)
Net loss for the period		-	-	-	(3,074)	-	(3,074)
Balance at February 28, 2022		150,447,361	131,515	10,651	38,110	(28,309)	151,967
Options exercised	9	498,750	1,106	(313)	-	-	793
Restricted share rights vested	9	60,064	117	(117)	-	-	-
At-the-Market offering:
Common shares issued for cash		12,653,643	18,452	-	-	-	18,452
Agents' fees and issuance costs		-	(460)	-	-	-	(460)
Issued capital pursuant to acquisition of:
Exploration and evaluation assets		10,000	24	-	-	-	24
Share-based compensation	9	-	-	1,709	-	-	1,709
Deferred tax benefits of share issuance costs		-	125	-	-	-	125
Other comprehensive loss		-	-	-	-	(27,393)	(27,393)
Net loss for the period		-	-	-	(10,126)	-	(10,126)
Balance at November 30, 2022		163,669,818	150,879	11,930	27,984	(55,702)	135,091
Options exercised	9	272,000	454	(107)	-	-	347
Restricted share rights vested	9	43,750	70	(70)	-	-	-
At-the-Market offering:
Common shares issued for cash	9	4,139,920	7,633	-	-	-	7,633
Agents' fees and issuance costs	9	-	(191)	-	-	-	(191)
Share-based compensation	9	-	-	875	-	-	875
Deferred tax benefits of share issuance costs		-	43	-	-	-	43
Other comprehensive loss		-	-	-	-	(10,691)	(10,691)
Net loss for the period		-	-	-	(6,112)	-	(6,112)
Balance at February 28, 2023		168,125,488	158,888	12,628	21,872	(66,393)	126,995

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended
	February 28,
	2023	2022
	($)	($)
Operating activities
Net loss for the period	(6,112)	(3,074)
Adjustments for items not involving cash:
Depreciation	44	51
Accretion	9	2
Financing costs	514	393
Share of loss on investment in joint venture	-	3
Share-based compensation	875	683
Unrealized loss on long-term investments	25	-
Loss on loan modification	130	-
Deferred income tax expense (recovery)	1,978	(606)
Recovery on grant of mineral property option	(1,134)	-
Net unrealized foreign exchange loss (gain)	158	(102)
Net changes in non-cash working capital items:
Other receivables	(59)	(83)
Prepaid expenses and deposits	(204)	53
Accounts payable and accrued liabilities	39	134
Due to related parties	(142)	(2)
Cash used in operating activities	(3,879)	(2,548)

Investing activities
Investment in exploration and evaluation assets	(222)	-
Purchase of long-term investments	(1,381)	-
Investment in joint venture	-	(25)
Purchase of equipment	-	(35)
Proceeds on disposal of equipment	-	-
Cash used in investing activities	(1,603)	(60)

Financing activities
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	7,442	-
Proceeds from common shares issued upon exercise of options	347	294
Payment of lease liabilities	(27)	(29)
Principal payment of margin loan	(2,542)	-
Interest paid on margin loan	(487)	(198)
Cash generated from financing activities	4,733	67

Effect of exchange rate changes on cash	42	(8)

Net decrease in cash and cash equivalents	(707)	(2,549)
Cash and cash equivalents
Beginning of period	8,325	11,658
End of period	7,618	9,109

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2022 and 2021. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three month period ended February 28, 2023 were authorised for issue by the Company's Board of Directors on April 12, 2023.

2.2	Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3.	Long-term Investments

As at February 28, 2023, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC") and NevGold Corp. ("NevGold"), measured at fair value through other comprehensive income ("FVTOCI") and warrants held in NevGold, measured at fair value through profit and loss ("FVTPL"). Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the three months ended February 28, 2023, the Company recorded an unrealized loss of $13,290 (three months ended February 28, 2022: unrealized loss of $25,902) and a deferred tax recovery of $1,797 (three months ended February 28, 2022: deferred tax recovery of $3,497) in other comprehensive loss relating to its long-term investments. Refer to tables below for movement in long-term investments measured at FVTOCI.

Investment in Gold Royalty Corp.

The Company's investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. 20.7 million of the GRC shares held by the Company are pledged as security for the Company's margin loan (Note 7).

During the three months ended February 28, 2023, the Company acquired 44,632 GRC common shares for $131 including transaction costs, through open market purchases over the facilities of the NYSE American.

NevGold Corp.

On December 1, 2022, the Company entered into an agreement to purchase 2,976,200 units ("Units") of NevGold in a brokered private placement, which closed on December 5, 2022, for a total purchase price of $1,250 (Note 5). Each Unit, priced at $0.42 per Unit, consisted of one common share of NevGold (each, a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant") of NevGold. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.60 until December 5, 2024. Unless permitted under securities legislation, the NevGold Shares can not be traded before April 6, 2023.

At initial recognition, the purchase price of $1,250 was allocated to the value of the Common Shares and Warrants. The fair value of the Common Shares was determined to be $1,042 based on quoted market prices. The initial fair value of the Warrants of $208 was determined on a residual basis. The Warrants are subsequently measured at FVTPL using the Black-Scholes valuation model.

The fair value of the NevGold Warrants are estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	February 28, 2023	November 30, 2022
Risk-free interest rate	4.21%	-
Expected life (years)	1.77	-
Expected volatility	90.35%	-
Estimated dividend yield	0.00%	-

On January 1, 2023, pursuant to the Option Agreement signed with NevGold on the Almaden Project (Note 5) the Company received 3,658,536 common shares of NevGold with a fair value of $1,134. Unless permitted under securities legislation, these NevGold Shares can not be traded before May 2, 2023.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movement of long-term investments during the three months ended February 28, 2023, and the year ended November 30, 2022:

			As at November 30, 2022				As at February 28, 2023
	Number of warrants	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Fair Value ($)
Investment in GRC	-	21,223,291	75,557	131	(13,417)	-	62,271
Investment in NevGold - shares	-	12,560,661	2,282	2,176	127	-	4,585
Investment in NevGold - warrants	1,488,100	-	-	208	-	(25)	183
			77,839	2,515	(13,290)	(25)	67,039

			As at November 30, 2021				As at November 30, 2022
	Number of warrants	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Fair Value ($)
Investment in GRC	-	21,178,659	130,090	5,200	(59,733)	-	75,557
Investment in NevGold - shares	-	5,925,925	-	3,489	(1,207)	-	2,282
			130,090	8,689	(60,940)	-	77,839

4.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2021	1,010	1,193	141	348	227	347	3,266
Additions	-	-	35	216	-	-	251
Change in reclamation estimate	-	(88)	-	-	-	-	(88)
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	50	58	10	(4)	13	18	145
Balance at November 30, 2022	1,060	1,163	186	516	240	365	3,530
Change in reclamation estimate	-	(4)	-	-	-	-	(4)
Impact of foreign currency translation	19	20	1	3	4	6	53
Balance at February 28, 2023	1,079	1,179	187	519	244	371	3,579

Accumulated Depreciation
Balance at November 30, 2021	-	575	118	210	226	347	1,476
Depreciation	-	68	44	97	1	-	210
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	-	31	8	(8)	13	18	62
Balance at November 30, 2022	-	674	170	255	240	365	1,704
Depreciation	-	12	8	24	-	-	44
Impact of foreign currency translation	-	12	1	2	4	6	25
Balance at February 28, 2023	-	698	179	281	244	371	1,773

Net Book Value
At November 30, 2022	1,060	489	16	261	-	-	1,826
At February 28, 2023	1,079	481	8	238	-	-	1,806

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

5.	Exploration and Evaluation Assets

	For the three months ended
	February 28,
	2023	2022
	($)	($)

Balance at the beginning of period	56,788	54,475
Mineral property option payment	222	-
	57,010	54,475
Change in reclamation estimate	(12)	(6)
Foreign currency translation adjustments	740	697
Balance at the end of period	57,738	55,166

Exploration and evaluation assets on a project basis are as follows:

	February 28,	November 30,
	2023	2022
	($)	($)
La Mina	14,799	14,326
Titiribi	12,238	12,027
Crucero	7,180	7,056
Yellowknife	7,078	7,090
Cachoeira	6,136	6,086
São Jorge	5,169	5,128
Surubim	2,005	1,989
Yarumalito	1,695	1,668
Whistler	1,001	984
Batistão	232	230
Montes Áureos and Trinta	177	176
Rea	28	28
Total	57,738	56,788

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project to NevGold's subsidiary. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares").

To exercise the option, NevGold must, among other things:

●

make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following dates:

o	January 1, 2023: $1,500 (completed)
o	July 1, 2023: $1,500
o	January 1, 2024: $3,000

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

●	complete qualifying expenditures on the Project aggregating to $2,250, comprised of $1,500 on or before June 1, 2023, and a further $750 on or before December 31, 2023.

●	Additionally, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold:
o	$500 on completion of a positive Preliminary Economic Assessment
o	$2,500 on completion of a positive Preliminary Feasibility Study
o	$4,500 on completion of a positive Feasibility Study

GoldMining had agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1,250 and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. The Company completed the purchase of shares in NevGold with a value of $1,250 on December 5, 2022 (Note 3).

On January 1, 2023, pursuant to the Option Agreement, the Company received 3,658,536 common shares of NevGold with a fair value of $1,134 (Note 3). As the carrying value of the Almaden Project was $nil on the date of the receipt of the option payment, the Company recorded a recovery on grant of mineral property option of $1,134.

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the three months ended		incorporation,
	February 28,		September 9, 2009, to
	2023	2022	February 28, 2023
	($)	($)	($)
La Mina	244	137	2,931
Whistler	174	37	3,764
Titiribi	59	54	2,162
São Jorge	50	38	1,468
Yarumalito	30	9	196
Cachoeira	19	9	6,787
Yellowknife	16	32	1,285
Almaden	1	24	313
Crucero	1	-	436
Surubim	-	-	210
Other Exploration Expenses	5	7	3,722
Total	599	347	23,274

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6.	Cash and Cash Equivalents

	February 28,	November 30,
	2023	2022
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	1,965	5,425
Guaranteed Investment Certificates	5,653	2,900
Total	7,618	8,325

7.	Margin Loan Payable

On October 28, 2021, as amended on July 27, 2022 and October 27, 2022, the Company established a margin loan facility (the "Facility") for $13.4 million (US$10 million). The Facility: (i) is subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms; (iii) is secured by 20,700,000 shares of GRC owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. In addition, the Company paid a one-time facility fee equal to 1.50% of the Facility. The Facility provided for a minimum outstanding advance of $9.4 million (US$7 million) and certain customary early repayment fees in the event that any portion of such minimum amount is repaid prior to maturity.

On February 28, 2023, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early prepayment fees and the Facility's margin and pricing requirements were amended in light of existing market conditions. The amended Facility provided for a minimum outstanding advance of $7.1 million (US$5.2 million).

The Company does not currently expect to make further drawdowns prior to the upcoming maturity of the Facility. Further drawdowns and additional availability under the Facility are subject to satisfying certain conditions, which would not be met as of February 28, 2023. As of February 28, 2023, the outstanding principal is $7.2 million (US$5.3 million).

During the three months ended February 28, 2023, the Company recorded a loss on modification of margin loan of $130 as a result of executing an amendment to the loan Facility.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movement of the margin loan during the three months ended February 28, 2023, and the year ended November 30, 2022:

	US$	$

Balance at November 30, 2021	9,767	12,482
Interest expense	307	390
Interest paid	(155)	(198)
Unrealized foreign exchange loss	-	(102)
Balance at February 28, 2022	9,919	12,572
Less: transaction costs and fees	(150)	(203)
Principal repayment	(2,882)	(3,696)
Interest expense	1,029	1,342
Interest paid	(722)	(933)
Gain on modification of margin loan	(615)	(834)
Unrealized foreign exchange loss	-	576
Balance at November 30, 2022	6,579	8,824
Principal repayment	(1,863)	(2,542)
Interest expense	378	510
Interest paid	(358)	(487)
Loss on modification of margin loan	96	130
Unrealized foreign exchange loss	-	159
Balance at February 28, 2023	4,832	6,594

8.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to State of Alaska laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	February 28,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (US$)	235	235
Life expectancy (years)	2	3
Inflation rate	3.94%	3.48%
Discount rate	4.81%	4.13%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $490 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2025 and is valued under the following assumptions:

	February 28,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (CAD$)	490	490
Life expectancy (years)	3	3
Inflation rate	2.66%	3.00%
Discount rate	3.94%	3.64%

Reclamation deposits totalling $524 (November 30, 2022 - $524) in cash have been posted with the Mackenzie Valley Land and Water Board and are held by Crown-Indigenous Relations and Northern Affairs Canada and the Government of the Northwest Territories for land use permits and a water license on the Yellowknife Project.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table summarizes the movements in the rehabilitation provisions:

	February 28,	November 30,
	2023	2022
	($)	($)
Balance at the beginning of year	791	900
Accretion	9	19
Change in estimate	(17)	(145)
Foreign currency translation adjustments	5	17
Total	788	791

9.	Share Capital

9.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program"). The 2021 Distribution Agreement allows the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. The 2021 Distribution Agreement was terminated on December 30, 2022.

On December 30, 2022, the Company entered into a new ATM Program which replaces the previous ATM program which was set to expire on January 1, 2023 in accordance with its terms. Pursuant to the new ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the new ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 30, 2022 (the "2022 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the new ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) November 27, 2023.

During the three months ended February 28, 2023, the Company issued 4,139,920 common shares under the ATM Program for gross proceeds of $7,633, with aggregate commissions paid to agents of $191.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2021	37	6,529	3,541	10,107
Options exercised	-	(116)	-	(116)
Restricted share rights vested	(23)	-	-	(23)
Share-based compensation	45	638	-	683
Balance at February 28, 2022	59	7,051	3,541	10,651
Options exercised	-	(313)	-	(313)
Restricted share rights vested	(117)	-	-	(117)
Share-based compensation	93	1,616	-	1,709
Balance at November 30, 2022	35	8,354	3,541	11,930
Options exercised	-	(107)	-	(107)
Restricted share rights vested	(70)	-	-	(70)
Share-based compensation	180	695	-	875
Balance at February 28, 2023	145	8,942	3,541	12,628

9.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company or any of its subsidiaries and employees of a person or company which provides services to the Company or any of its subsidiaries as eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance of Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2021	12,444,150	1.63
Granted	93,945	1.89
Exercised(1)	(206,770)	1.57
Expired	(15,000)	1.50
Balance at February 28, 2022	12,316,325	1.64
Granted	4,600,500	1.61
Exercised	(498,750)	1.59
Cancelled/Forfeited	(175,000)	2.01
Expired	(2,240,000)	1.71
Balance at November 30, 2022	14,003,075	1.61
Exercised(2)	(272,000)	1.28
Cancelled/Forfeited	(17,500)	1.83
Expired	(163,000)	1.23
Balance at February 28, 2023	13,550,575	1.63
(1)

During the three months ended February 28, 2022, the Company issued 192,751 common shares at weighted average trading prices of $2.02. The common shares were issued pursuant to the exercise of 206,770 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

(2)	During the three months ended February 28, 2023, the Company issued 272,000 common shares at weighted average trading prices of $1.55.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended February 28, 2023	Three months ended February 28, 2022
Risk-free interest rate	-	1.39%
Expected life (years)	-	2.73
Expected volatility	-	61.52%
Expected dividend yield	-	0.00%
Estimated forfeiture rate	-	3.13%

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable at February 28, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78 - $0.96	1,837,500	0.79	0.75	1,837,500	0.79	0.75
$0.97 - $1.57	2,664,500	1.10	1.61	2,542,000	1.10	1.48
$1.58 - $1.60	4,145,500	1.60	4.74	1,036,375	1.60	4.74
$1.61 - $1.83	2,498,750	1.83	3.70	1,876,250	1.83	3.70
$1.84 - $3.38	2,404,325	2.67	2.69	2,313,010	2.70	2.64
	13,550,575	1.63	3.03	9,605,135	1.62	2.41

The fair value of the Options recognized as share-based compensation expense during the three months ended February 28, 2023, was $695 (three months ended February 28, 2022: $638), using the Black-Scholes option pricing model.

9.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2021	62,500	2.04
Vested	(12,500)	1.83
Balance at February 28, 2022	50,000	2.09
Granted	239,490	1.60
Vested	(60,064)	1.96
Balance at November 30, 2022	229,426	1.61
Vested	(43,750)	1.60
Balance at February 28, 2023	185,676	1.62

The fair value of the RSRs recognized as share-based compensation expense during the three months ended February 28, 2023 was $177 (three months ended February 28, 2022: $45).

9.5	U.S. GoldMining Inc. Equity Incentive Plan

On September 23, 2022, (the "Effective Date"), the Company's subsidiary, U.S. GoldMining Inc. ("USGMI"), domiciled in Nevada, adopted an equity incentive plan (the "Legacy Incentive Plan"). Unless sooner terminated by US GoldMining's board of directors, the Legacy Incentive Plan will terminate and expire on the tenth anniversary of the Effective Date. No award may be made under the Legacy Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date. The purpose of the Legacy Incentive Plan is to attract and retain the services of key employees, key contractors, and outside directors of US GoldMining and its subsidiaries. The Legacy Incentive Plan only provides for the grant of restricted stock awards. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards shall be 1,000,000 shares of common stock in US GoldMining.

9.6	U.S. GoldMining Inc. Long-Term Incentive Plan

On February 6, 2023 (the "Effective Date"), US GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). Unless sooner terminated by US GoldMining's board of directors, the 2023 Incentive Plan will terminate and expire on the tenth anniversary of the Effective Date. No award may be made under the 2023 Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date.

The purpose of the 2023 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of US GoldMining or its subsidiaries to remain in the service of US GoldMining or its subsidiaries, to extend to them the opportunity to acquire a proprietary interest in US GoldMining so that they will apply their best efforts for the benefit of US GoldMining, and to aid US GoldMining in attracting able persons to enter the service of US GoldMining and its subsidiaries. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

The aggregate number of shares of US GoldMining's common stock issuable under the 2023 Incentive Plan in respect of awards is equal to 10% of the aggregate number of shares issued and outstanding determined as of the Effective Date, of which 100% of the available shares may be delivered pursuant to incentive stock options (the "ISO Limit"). Notwithstanding the foregoing, on the first trading date immediately following the issuance of any shares by US GoldMining to any person (the "Adjustment Date"), the number of shares of our common stock available under the 2023 Incentive Plan shall be increased so that the total number of shares issuable under the 2023 Incentive Plan shall be equal to 10% of the total number of shares issued and outstanding, as determined as of the Adjustment Date, provided that no such adjustment shall have any effect on the ISO Limit, except for any adjustments summarized below.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Shares to be issued may be made available from authorized but unissued shares of common stock, shares of common stock held by US GoldMining in its treasury, or shares of common stock purchased by US GoldMining on the open market or otherwise. During the term of the 2023 Incentive Plan, US GoldMining, will at all times, reserve and keep enough shares of common stock available to satisfy the requirements of the 2023 Incentive Plan. If an award under the 2023 Incentive Plan is cancelled, forfeited or expires, in whole or in part, the shares subject to such forfeited, expired or cancelled award may again be awarded under the 2023 Incentive Plan.

Awards that may be satisfied either by the issuance of shares of common stock or by cash or other consideration shall be counted against the maximum number of shares of common stock that may be issued under the 2023 Incentive Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares of common stock. Shares of common stock otherwise deliverable pursuant to an award that are withheld upon exercise or vesting of an award for purposes of paying the exercise price or tax withholdings shall be treated as delivered to the participant and shall be counted against the maximum number of available shares. Awards will not reduce the number of shares of common stock that may be issued, however, if the settlement of the award will not require the issuance of shares of common stock. Only shares forfeited back to US GoldMining, shares cancelled on account of termination, or expiration or lapse of an award, shall again be available for grant of incentive stock options under the 2023 Incentive Plan, but shall not increase the maximum number of shares described above as the maximum number of shares of common stock that may be delivered pursuant to incentive stock options.

9.7	U.S. GoldMining Inc. Restricted Shares

On September 23, 2022, US GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock under the Legacy Incentive Plan to certain of US GoldMining's and GoldMining's executive officers, directors and consultants.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to US GoldMining without the requirement of any further consideration. Assuming completion of US GoldMining's initial public offering ("IPO"), these conditions are:

(a)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not completed equity financing(s) in an aggregate amount of at least US$15,000,000 prior to or concurrently with the earlier of: (i) the date that is two years after the date of grant of such award; and (ii) the occurrence of a liquidation event, as such term is defined in the Legacy Incentive Plan, or any merger with or sale of US GoldMining's outstanding shares or all or substantially all of US GoldMining's assets to a third-party, referred to as an "Exit Transaction", provided that, for greater certainty, the following shall not be considered an Exit Transaction: (A) any amalgamation, merger or consolidation of US GoldMining's business with or into a related entity; (B) a transaction undertaken solely for the purpose of changing US GoldMining's place of domicile or jurisdiction of incorporation; (C) an equity financing; and (D) completion of an initial public offering, spin-off from GoldMining or other going public transaction, referred to as an "IPO Event";

(b)

with respect to 15% of the performance based restricted shares of common stock, an IPO Event has not occurred that values US GoldMining's business at a minimum of US$100,000,000 prior to the date that is two years after the date of grant of such award;

(c)

with respect to 15% of the performance based restricted shares of common stock, if the recipient of such award ceases to be US GoldMining's or US GoldMining's affiliates' director, officer, employee or consultant, as applicable, at any time during the period from the date of grant of such award until the date that is two years after the date of grant;

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

(d)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not re-established camp at the Whistler Project and performed a minimum of 10,000 meters of drilling prior to the date that is three years after the date of grant of such award;

(e)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not achieved a share price of US$15.00 prior to the date that is four years after the date of grant of such award;

(f)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not achieved a US$250,000,000 market capitalization, based on the number of shares of US GoldMining's outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which US GoldMining's common stock is listed prior to the date that is five years after the date of grant of such award; or

(g)

with respect to 10% of the performance based restricted common stock, if US GoldMining has not achieved a share price of US$25.00 prior to the date that is six years after the date of grant of such award.

During the three months ended February 28, 2023, the Company recognized share-based compensation expense of $3 (three months ended February 28, 2022 - $nil) related to US GoldMining's Restricted Shares.

As at February 28, 2023 no performance conditions have been met.

10.	Financial Instruments

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's margin loan payable is current, is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as its interest rate is comparable to current market rates. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase shares in NevGold were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at February 28,	As at November 30,
	2023	2022
	($)	($)
Assets
United States Dollar	66,959	80,053
Brazilian Real	25	44
Colombian Peso	223	392
Total	67,207	80,489

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $7,232.

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at February 28, 2023 would have an impact, net of tax, of approximately $5,386 on other comprehensive loss for the three months ended February 28, 2023. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at February 28, 2023 would have an impact of $230 on net loss for the three months ended February 28, 2023.

10.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in the 3-month USD Adjusted Term SOFR would not have a significant impact on net loss for the three months ended February 28, 2023. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

10.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents with Schedule I chartered banks in Canada and their US affiliates.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at February 28, 2023, the Company has working capital (current assets less current liabilities) of $88.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan and withholding taxes payable are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company owns 21.22 million shares of NYSE listed Gold Royalty Corp. (closing share price as of February 28, 2023 of US$2.15 reflects a value of US$45.6 million), 12.56 million shares of NevGold (value of $4.6 million) and received dividends of $287 from GRC during the three months ended February 28, 2023. GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the GRC and NevGold shares after the maturity of the existing Facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

10.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at February 28, 2023, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $5,386 on other comprehensive loss for the three months ended February 28, 2023.

11.	Related Party Transactions

11.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

The Company granted Options to a direct family member of its Chairman and the fair value of the Options recognized as expense during the three months ended February 28, 2023 was $nil (three months ended February 28, 2022: $7), using the Black-Scholes option pricing model.

●

During the three months ended February 28, 2023, the Company incurred $11 (three months ended February 28, 2022: $36) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. $5 was payable to such related party as at February 28, 2023 (November 30, 2022: $nil).

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

11.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three months ended February 28, 2023:

	For the three months ended
	February 28,
	2023	2022
	($)	($)
Management fees	44	41
Director and officer fees	97	63
Share-based compensation	487	342
Total	628	446

As at February 28, 2023, $24 was payable to key management personnel for services provided to the Company (November 30, 2022: $170). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

12.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at February 28,	As at November 30,	As at February 28,	As at November 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Canada	74,985	85,814	8,160	10,759
Colombia	30,137	29,411	16	12
Brazil	14,882	14,762	87	89
Peru	7,180	7,056	-	-
United States	1,086	1,088	1,762	1,378
Total	128,270	138,131	10,025	12,238

	Total operating loss (income)
	For the three months ended
	February 28, 2023	February 28, 2022
	($)	($)
Canada	3,130	2,791
Colombia	403	286
Brazil	208	161
Peru	4	3
United States	(11)	80
Total	3,734	3,321

13.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 ($832) was due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

The Company is actively negotiating to modify the payment due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

Surubim Project

Jarbas Agreement

The Company was required to make the following remaining payment:

●	US$628,660 (payable in R$ equivalent) in December 2022 (see below).

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

The Company is actively negotiating to modify the payment due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020 and September 27, 2022, the Company can acquire the La Garrucha concession by making the following remaining optional payments:

●	US$162,500 in May 2023.
●	US$162,500 in December 2023.
●	US$162,500 in May 2024.

GoldMining Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended February 28, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

In addition to the aforementioned agreements, as of February 28, 2023, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Future rental payments are as follows:

	Amount ($)
Due within 1 year	51
1 – 3 years	2
3 – 5 years	-
More than 5 years	-
Total	53	(1)
(1)	Includes $17 related to low value assets and $36 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities.